HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.               ________                  harttrinen@aol.com
Will Hart                        (303) 839-0061              Fax: (303) 839-5414


                                 October 8, 2018

Ronald E. Alper
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Advantego Corp.
            Registration Statement on Form S-1
            File No. 333-226513


     This office represents Advantego Corp. (the "Company"). In response to the comment received from the staff by letter dated September 27, 2018, the Company proposes to add the following to the section of the prospectus captioned "Investment Agreements":

          As of September 30, 2018 we had 16,673,143 outstanding shares of common stock. If we sell 2,500,000 shares of our common stock to Tangiers, which is the maximum number of shares which we are allowed to sell pursuant to the terms of the Investment Agreement, we would have 19,173,143 outstanding shares of common stock (without giving effect to any other shares that we may issue during the term of the Investment Agreement) and the ownership interest in our company by our shareholders as of September 30, 2018 would be reduced by approximately 13%.

          The sale of our common stock to Tangiers in accordance with the Investment Agreement will have a dilutive impact on our stockholders. As a result, our net loss per share could decrease in future periods and the market price of our common stock could decline. In addition, the lower our stock price is at the time we exercise any put notice, the more shares of our common stock we will have to issue to Tangiers pursuant to the Investment
     Agreement. If our stock price decreases during the pricing period, our existing stockholders would experience greater dilution.

     Please advise if the addition of the foregoing paragraphs will resolve the staff's comment.

     We  have  reviewed  the  S-1  registration   statement  filed  by  Oroplata
Resources, Inc., which pertains to an equity line agreement with Tangiers Investment Group, LLC. We note the following with respect to this filing.

     o Section 4 of the Amendment to Investment Agreement provides that Oroplata will register 10,000,000 shares of its common stock, which shares will be purchased by Tangiers pursuant to the Investment Agreement;

     o    The chart on page 10 of the registration statement.


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

     o The second sentence in the Risk Factor section captioned "We May Not Have Access to the Full Amount Available under the Investment Agreement with Tangiers Investment Group, LLC" on page 11 of the registration statement.

     The chart on page 10 of the Registration Statement implies that more than 10,000,000 shares could be registered under Oroplata's Investment Agreement with Tangiers in order to obtain the $5,000,000 threshold mentioned in the Investment Agreement.

     However, the Investment Agreement cannot be amended after the registration statement pertaining to the equity line has been filed with the Commission.

     Since the amended Investment Agreement provides 10,000,000 shares will be registered for sale by Tangiers, if Oroplata wants to sell additional shares to Tangiers, it would have to negotiate a new Investment Agreement with Tangiers and file a new registration statement. The existing investment agreement with Tangiers does not allow for the sale of more than 10,000,000 shares, regardless of the amount Oroplata receives from the sale of the 10,000,000 shares.

     The Company's Registration Rights Agreement, which is referred to in the recitals to the Investment Agreement with Tangiers, and which is an exhibit to the Investment Agreement, provides that the Company cannot sell more than 2,500,000 shares to Tangiers. Since the Registration Rights Agreement could not be amended after the Company's registration statement was filed, it would be misleading to imply that more than 2,500,000 could be sold to Tangiers pursuant to the terms of the Investment Agreement.

     The staff seems to be concerned that the Company may sell more than 2,500,000 shares of its common stock to raise capital, thereby diluting the interests of the Company's existing shares. Although the sale of additional shares is certainly a possibility, and although the Investment Agreement with Tangiers restricts the Company from entering into any equity line agreement with anyone else until the existing equity line terminates, the Investment Agreement does not restrict the Company from selling its securities, in any amount and for whatever price, to anyone else. The possibility that the Company may sell additional securities to raise capital is disclosed in the prospectus.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & HART, LLC

                                    /s/ William T. Hart






                                    William T. Hart






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